FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F     ☒      Form 40-F     ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐      No     ☒

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date: 2nd July, 2004	Efstratios-Georgios (Takis) Arapoglou
Chairman — Governor

ANNOUNCEMENT

Share buy-back program
__________________

National Bank of Greece S.A. announces the following:

On 18 May 2004, the Ordinary General Meeting of Shareholders approved the Bank’s share buy-back program, on the basis of article 16, paragraph 5 et seq. of Codified Law 2190/1920; in accordance with this decision, the Bank can buy back up to 5% of paid-up capital, during the period 15 June 2004 to 30 April 2005, at a price per share ranging from a minimum of €4.50 to a maximum of €35.00. Pursuant to Board of Directors’ decision dated 2 July 2004, in implementation of the above decision of the Ordinary General Meeting of Shareholders, the Bank intends to buy back, in the period 15 July to 15 October 2004, up to 5,000,000 of its own shares (i.e. 1.5% of the company’s total shares), at a minimum price of €4.50 and a maximum price of €26.92 per share.

Athens, 2 July 2004